

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2014

Via E-mail
Tatsumi Shioya
Chief Executive Officer
TOA Optical Tech, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku Osaka 533-0031
Japan

> **Re:** **TOA Optical Tech, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 18, 2014**
> **File No. 333-200322**

Dear Mr. Shioya:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed November 18, 2014

General

1. We note that you are registering the resale of all your outstanding shares of common stock, including all shares of common stock held by Hajime Abe, who is your chief financial officer, director and controlling stockholder. Please provide us with a detailed legal analysis as to why the sale of shares by the selling stockholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling stockholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not

be limited to, an explanation of all material relationships between the registrant and the selling stockholders, and whether there were any agreements between the registrant and any of the stockholders regarding the distribution of the shares. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website. In the alternative, please revise your disclosure to fix the offering price of the securities for the duration of the offering by the selling stockholders, and to state that each of the selling stockholders is a statutory underwriter.

2.   We note your disclosure on page 5 that the selling stockholders will sell their shares at a fixed price of $0.25 at all times unless at any time your shares are quoted on the Over The Counter Bulletin Board or "Over The Counter Marketplace 'OTC,'" which at such time shares may be sold at prevailing market prices or at privately negotiated prices. Please revise to clarify the specific marketplace you reference by the term "OTC." We would not object if you made reference to the OTCQX or OTCQB marketplaces of OTC Link. Please also ensure that your disclosure regarding the offering price of the common stock by the selling stockholders is included on your prospectus cover page. See Item 501(b)(3) of Regulation S-K.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

The Company, page 4

4.   Given your disclosure on page 2 that "there is no minimum purchase requirement for the offering to proceed," please remove your reference to "a minimum" of 4,000,000 shares offered in this offering and any other statement inconsistent with the lack of a minimum purchase requirement.

5.   We note that your disclosure on page 6 regarding use of proceeds includes a reference to "development of new food product lines." However, this does not appear to be consistent with your business plan. Please revise or advise. You also reference the use of proceeds for "increasing [y]our existing number of customers." However, it does not appear that you have any existing customers. Please revise to clarify, or advise.

Stock Ownership Table, page 6

6.   We note that you are registering for resale all the shares of your common stock that are held by Hajime Abe. Please revise to clarify whether the table at page 6 assumes that Hajime Abe will sell all such shares. Please also revise to clarify, if true, that his

continuing voting power following the offering relates to his ownership of the outstanding shares of Series A preferred stock.

Management's Discussion and Analysis, page 7

7.   We note your disclosure regarding funding of your business plan. Please revise to describe your business plan.

Risk Factors, page 8

Risks Relating to This Offering, page 15

8.   Please revise the risk factors to address the difficulty you may have raising proceeds in your offering in light of the selling shareholder offer of shares concurrently with your offering, or tell us why you do not believe this presents a material risk.

Description of Business, page 16

9.   Please revise to disclose the material terms of your arrangements with Optical Tech Co., Ltd. and Singapore TOA Lighting PTE, Ltd. Please also file any related agreements, or tell us why you do not believe that they are required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

10.   Please revise to clarify the extent to which you own or have rights to sell the LED products that you discuss under "Products and Services" on page 16. For example, your reference to "[y]our product" does not appear to be consistent with your note that Optical Tech Co., Ltd. is the "actual proprietary owner of the technology."

11.   Please disclose in this section any material affiliations between you and (1) Optical Tech Co., Ltd. and (2) Singapore TOA Lighting PTE, Ltd. For example, we note your disclosure on page F-9 that your president and chief executive officer is the owner, president and director of Optical Tech. Please also add risk factor disclosure regarding any potential conflicts of interest.

Use of Proceeds, page 18

12.   Describe in more detail the nature of the planned actions, such as "increase customers" and "perform financial strategies," that you would carry out using the proceeds of this offering.

Selling Shareholders, page 20

13.   We note that Miwako Abe and Akie Abe are selling shareholders. Please disclose, any material relationship that either selling shareholder has with Hajime Abe. See Item 507 of Regulation S-K.

Plan of Distribution, page 21

14.   Please revise to provide the information required by Item 508 of Regulation S-K regarding the plan of distribution for the secondary offering.

15.   We note your reference in this section to the sale of shares at a fixed price of $1.00. However, such disclosure is not consistent with your disclosure elsewhere in your filing. Please revise.

16.   Your disclosure in this section that after ten months shareholders may sell any quantity of their shares "during any period of time if seen fit" does not appear to be consistent with your disclosure at page 5 regarding the duration of the secondary offering.

Directors and Executive Officers and Corporate Governance, page 24

Executive Compensation, page 26

17.   Your disclosure that your board of directors does not currently receive any consideration for their services as members of the Board of Directors does not appear to be consistent with your disclosure regarding director compensation to Hajime Abe in 2014. Please revise, or advise.

Certain Relationships and Related Transactions, page 27

18.   Please revise to provide the information required by Item 404(d) of Regulation S-K with respect to your transactions with Optical Tech Co., Ltd.

Recent Sales of Unregistered Securities, page 29

19.   You state the unregistered sales of securities by Mr. Hajime Abe were made based on "an exemption from registration afforded by Section 4(2) and/or Regulation S of the Securities Act of 1933." Please describe the facts and circumstances that made the Section 4(2) exemption available.

Exhibits

20.   Please ensure that you file all material contracts required by Item 601(b)(10) of Regulation S-K, including Mr. Abe's Stock Purchase Agreement with the company.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Adam S. Tracy